                                                           EXHIBIT (a)(9)


                                 GAF CORPORATION
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (201) 628-3000


     FOR IMMEDIATE RELEASE         CONTACT:
     ---------------------         -------
     Friday, October 20, 1995      Leonard S. Goodman
                                   Chief Financial Officer
                                   Building Material Corporation
                                        of America
                                   (201) 628-3712

                                  -------------

                            GAF CORPORATION ACQUIRES
                      APPROXIMATELY 95% OF THE OUTSTANDING
               U.S. INTEC, INC. COMMON STOCK IN CASH TENDER OFFER

                                  -------------

     Wayne, NJ October 20, 1995 -- GAF Corporation today announced that its wholly owned subsidiary, USI Acquisition Company, has accepted for payment and made arrangements promptly to pay for the 2,872,358 shares of common stock of U.S. Intec, Inc. (AMEX: USI) tendered pursuant to USI's cash offer to purchase all outstanding shares of such common stock, at $9.05 net per share. USI's tender offer expired at 12:00 midnight, New York City time, on October 19, 1995.

     As a result of the tender offer, GAF's wholly owned subsidiary, G-I Holdings Inc., now owns through USI approximately 95% of the outstanding shares of U.S. Intec. G-I Holdings intends promptly to effect the merger of USI into U.S. Intec.


                                     * * * *


     GAF Corporation, a Fortune 1000 company, is a leading manufacturer of specialty chemicals and building materials through its two principal subsidiaries -- International Specialty Products Inc. and Building Materials Corporation of America.














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